DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR NOVEMBER 4, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



                                       FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 4, 2003

3.  Press Release
    -------------

    November 4, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF), Erie Flooring and Wood Products, Magellan Aerospace Corporation - Orenda division, Bruks-Klockner, Ramsay Machine Works and UMA Engineering announced today that the construction schedule for the Erie Flooring waste-to-energy system capable of converting wood residue into BioOil and generating green electrical power has been agreed. The schedule predicts mechanical completion in April, 2004 and commissioning and production ramp-up completed before the end of June, 2004. It was further confirmed that detail design has been completed and major components have been ordered. Progress on the construction schedule would be made available at DynaMotive's website at www.dynamotive.com on a monthly basis.

DynaMotive intends to deliver this first commercial system to Erie Flooring and Wood Products, with other projects to follow. The fuel would be utilized to drive an Orenda power generation system capable of generating 2.5 megawatts of electricity and 12,000 lbs/hr of steam for Erie Flooring's operations and providing green power to Ontario's grid system.

Commenting on the schedule Andrew Kingston, President & CEO of DynaMotive said, "Maintaining this schedule to a successful start-up is critical for the commercialization of our combined renewable energy technologies. The partners' commitment to this schedule reflects the importance of this project and the future potential that successful completion would imply. I look forward to confirming the achievement of these milestones as we progress."

"This aggressive schedule is only possible due to the extensive background and pre-construction work done with our technical partners," said Warren Johnson, DynaMotive's Chief Technology Officer, "Timely investment of key resources by DynaMotive and partners have made this scheduling possible."

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 4th day of November, 2003


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                               (signed)    "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release-November 4, 2003

    DynaMotive and Development Partners Announce BioOil Cogeneration Plant Construction Schedule Completion April 2004 / Commissioning Completion
                             2nd Quarter 2004

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF), Erie Flooring and Wood Products, Magellan Aerospace Corporation - Orenda division, Bruks-Klockner, Ramsay Machine Works and UMA Engineering announced today that the construction schedule for the Erie Flooring waste-to-energy system capable of converting wood residue into BioOil and generating green electrical power has been agreed. The schedule predicts mechanical completion in April, 2004 and commissioning and production ramp-up completed before the end of June, 2004. It was further confirmed that detail design has been completed and major components have been ordered. Progress on the construction schedule would be made available at DynaMotive's website at www.dynamotive.com on a monthly basis.

DynaMotive intends to deliver this first commercial system to Erie Flooring and Wood Products, with other projects to follow. The fuel would be utilized to drive an Orenda power generation system capable of generating 2.5 megawatts of electricity and 12,000 lbs/hr of steam for Erie Flooring's operations and providing green power to Ontario's grid system.

Commenting on the schedule Andrew Kingston, President & CEO of DynaMotive said, "Maintaining this schedule to a successful start-up is critical for the commercialization of our combined renewable energy technologies. The partners' commitment to this schedule reflects the importance of this project and the future potential that successful completion would imply. I look forward to confirming the achievement of these milestones as we progress."

"This aggressive schedule is only possible due to the extensive background and pre-construction work done with our technical partners," said Warren Johnson, DynaMotive's Chief Technology Officer, "Timely investment of key resources by DynaMotive and partners have made this scheduling possible."

Project development partners commented:

"The feedstock preparation uses equipment from Bruks-Klockner's standard product program for waste wood processing used in bio-energy plants worldwide," said Bengt Nilsson President of Bruks-Klockner Inc. "We are on track to meet the delivery schedule and look forward to a successful commissioning."

Mr. Alan Vandenbrink, General Manager of Erie Flooring and Wood Products commented: "Having evaluated various alternatives for value added utilization of our residue, we are pleased to support this project and look forward to its timely completion."

Frank Button, VP and General Manager, Magellan Aerospace Repair, Overhaul and Industrial commented, "Our extensive background with high performance military turbine engines has allowed us to develop the technology to use DynaMotive EcoLogo certification 'BioOil' in our power generation turbine to develop "Green Energy". The successful completion of this project will complete the commercialization of this technology."

"The capabilities of Ramsay Machine Works Ltd. and the strong working relationship we enjoy with UMA Engineering staff are well suited to meet the fabrication requirements and tight schedule", said Mr. Greg Ramsay, CEO & President, Ramsay Group. "We look forward to the completion of this project as well as future projects with DynaMotive."

"Our project team is committed to the timely completion of its design and procurement activities and to working with our project partners to meet the overall plant completion dates. The design activities are well underway and on track," said Peter J. Smith, Senior VP, Industrial of UMA.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on Bruks-Klockner, please call:
Bengt Nilsson          President                       Tel: (678) 994-0024
Fax:  (678) 994-0025   Email: info@bruks-klockner.net  Website: www.bruks.com

For more information on UMA Industrial, please call:
Peter Smith                     Tel: (604) 438-5311
Email: pjsmith@umagroup.com     www.umagroup.com .

For more information on Orenda, please call:
Frank Button, VP and General Manager Magellan Aerospace Repair, Overhaul and
Industrial:  Tel: 905-673-3250 ext. 3445

For more information on Ramsay Machine Works Ltd, please call:
Gregory H.P. Ramsay    President & CEO                 Tel: (250) 656-5314
Or visit website at www.ramsaygroup.com

For more information on Erie Flooring & Wood Products, please call:
Alan Vandenbrink       General Manager                 Tel: (519) 768-1200


For more information on DynaMotive, please call:
Corporate Communications      Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005   Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those, stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission